May 1, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by SigmaTel, Inc.(copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of SigmaTel, Inc. dated April 26, 2007. We agree with the statements concerning our Firm in the Item 4.01(a) section of such Form 8-K. However, we make no comment whatsoever regarding the current status of the material weakness regarding the completeness and accuracy of the income tax provision and related income taxes payable and deferred income tax accounts or regarding any related remediation efforts.

Very truly yours,

/s/ PricewaterhouseCoopers LLP